

October 19, 2010

Mr. Stephen E. Riffee
Executive Vice President and Chief Financial Officer
Corporate Office Properties Trust
6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046

     Re: Corporate Office Properties Trust
            Form 10-K for the year ended December 31, 2009
            Filed February 19, 2010
            Forms 10-Q for the quarters ended March 31 and June 30, 2010
            File No. 001-14023

Dear Mr. Riffee:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Cicely L. LaMothe
                    Accounting Branch Chief